NO ACT

PE
1-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024887

Received SEC

FEB 15 2008

Washington, DC 20549

February 15, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2008

Re: General Electric Company
Incoming letter dated January 25, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposal submitted to GE by Therisa Kreilein. We also have received letters from the proponent dated February 5, 2008 and February 6, 2008. On January 9, 2008, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting under rules 14a-8(b) and 14a-8(f). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). In this regard, we note your representation that GE did not receive a response to GE's request for documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

Sincerely,

Brian V. Breheny
Deputy Director

cc: Therisa Kreilein
P.O. Box 91956
Louisville, KY 40291

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 25, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Request for Reconsideration by General Electric Company*
Shareowner Proposal of Therisa Kreilein
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, General Electric Company ("GE"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 9, 2007 denying GE no-action relief with respect to a shareowner proposal and a statement in support thereof (the "Proposal") received from Theresa Kreilein (the "Proponent"). The Proponent submitted the Proposal for inclusion in GE's proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials").

We believe that Staff reconsideration is warranted because the Proponent has not demonstrated that she satisfied the procedural requirements of Rule 14a-8(b). Specifically, we continue to believe that the Proponent failed to timely provide documentary evidence demonstrating her beneficial ownership of GE's securities and that the Proponent has not demonstrated otherwise, even to this date. GE has no record of having correspondence from the Proponent that she states was sent to GE, and the Proponent's December 14, 2007 letter to the Staff did not timely satisfy the proof of ownership requirements.

In addition, the Proponent did not copy this firm or GE on her correspondence with the Staff, so that GE did not have an opportunity to address assertions that the Proponent made to the

Staff. Thus, we believe Staff reconsideration is necessary to avoid abuse of the Rule 14a-8 process.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASIS FOR RECONSIDERATION

I. Background.

The Proponent submitted the Proposal to GE on October 29, 2007, and GE received the Proposal on October 30, 2007. *See* Exhibit A. The Proponent, who does not appear on the records of GE's stock transfer agent as a shareowner of record, included with the Proposal a typewritten letter, dated October 29, 2007, from a Mr. Randy Pepmeier of Edward Jones Investments, as custodian, regarding the Proponent's ownership of GE shares (the "Custodian's Letter"), included as part of Exhibit A attached hereto. The Custodian's Letter states that on December 12, 2003, the Proponent purchased 165 shares of GE stock and that the Proponent held approximately 183 shares of GE stock as of October 29, 2007. In addition to that typewritten portion of the Custodian's letter, there is also a handwritten note which reads, "These shares were continuously held and never sold, since 12/12/2003."

As set forth in the request for no-action relief GE submitted to the Staff on December 7, 2007 (the "No-Action Request"), because of the handwriting on the Custodian's Letter, the documentation submitted by the Proponent did not satisfy the standard of Staff Legal Bulletin No. 14 of "proving his or her eligibility to submit a proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). *See AMR Corp.* (avail. Mar. 15, 2004) (concurring that ownership substantiation with a handwritten note regarding continuous ownership did not satisfy the proponent's burden of providing "documentary support of a claim of beneficial ownership" under Rule 14a-8(b) and Rule 14a-8(f)(1), but allowing the proponent additional time to correct the deficiency because, unlike GE's Deficiency Notice (as defined below), the company failed to inform the proponent of what would constitute the appropriate documentation to demonstrate ownership under Rule 14a-8(b)). Accordingly, GE sent a letter on November 13, 2007 (within 14 calendar days of GE's receipt of the Proposal) notifying the Proponent of the requirements of Rule 14a-8 and requesting that the Proponent demonstrate that she satisfied the standards of Rule 14a-8(b) (the "Deficiency Notice"). The Deficiency Notice, a copy of which is attached hereto as Exhibit B, included a copy of Rule 14a-8. The Deficiency Notice was timely sent to the Proponent's Post Office Box via overnight mail and to the Proponent's representative, Myron Kreilein, via email, on November 13, 2007, within 14 days of GE's receipt of the Proposal.

As provided by the U.S. Postal Service Certified Mail receipt, attached hereto as Exhibit C, the Proponent received the Deficiency Notice on November 17, 2007. GE never received a reply to the Deficiency Notice from either the Proponent or the Proponent's representative.

After GE failed to receive any response or further communication from the Proponent and the Proponent's representative, we submitted the No-Action Request on December 7, 2007, asking that the Staff concur in our view that the Proposal could be excluded from the 2008 Proxy Materials because of the Proponent's failure to establish her requisite eligibility to submit the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1), among other reasons. As stated in the No-Action Request, we attached all of the correspondence that GE had received from the Proponent as of December 7, 2007.

On January 14, we received a response from the Staff, dated January 9, 2007 (the "Staff's Response"). The Staff's Response stated that the Staff was unable to concur in our view that GE could exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1). The Staff's Response also included correspondence from the Proponent that was never delivered to GE or to this firm.[1] Specifically, the correspondence consisted of a cover letter from the Proponent, dated December 14, 2007, to which the Proponent attached a second letter from Mr. Randy Pepmeier at Edward Jones Investments, dated November 12, 2007, purporting to verify the Proponent's continuous beneficial ownership of GE's securities (the "Second Custodian's Letter"). Because the Proponent did not copy GE on this correspondence, prior to our receipt of the Staff's Response, GE did not have an opportunity to respond to the Proponent's assertions.

The Proponent's correspondence to the Staff claims that the Second Custodian's Letter "was sent on Nov 15 and was postmarked Nov 15." GE has searched internally and has no record of having received the Second Custodian's Letter, nor any response to the Deficiency Letter that the Proponent received on November 17, 2007. Moreover, the Proponent's

---

[1] The Proponent's correspondence with the Staff does not indicate that it was also sent to either GE or to this firm. Citing Rule 14a-8(k), the No-Action Request specifically called the Proponent's attention to the need to copy GE and this firm on any correspondence the Proponent intended to send to the Staff.

correspondence with the Staff does not include any proof of delivery of the Second Custodian's Letter to GE.[2]

II. Reconsideration Is Warranted Because Denial of No-Action Relief Is Inconsistent with the History and Application of Rule 14a-8(b) and 14a-8(f).

The Proponent has not demonstrated that she timely satisfied the proof of ownership requirements of Rule 14a-8. GE has no record of having received the Second Custodian Letter and the Proponent has not demonstrated that it was timely delivered to GE. The Proponent's December 14, 2007 letter to the Staff did not timely satisfy the proof of ownership requirements.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. GE satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which included a copy of the shareowner proposal rules set forth in Rule 14a-8 and clearly stated the ownership requirements of Rule 14a-8(b), the type of documentation necessary to demonstrate ownership under Rule 14a-8(b) and the Proponent's timeframe for responding to the Deficiency Notice. In addition, the Deficiency Notice clearly stated the address and fax number to which the Proponent's response should have been sent.

As noted above, the Proponent received the Deficiency Notice on November 17, 2007. GE has informed us that, after a careful review, it has not located any correspondence received from either the Proponent or the Proponent's representative after her initial submission of the Proposal. Thus, GE did not receive a copy of the Second Custodian's Letter on or after the date when it was written (November 12, 2007), and the Proponent also failed to contact or communicate with GE after she had received the Deficiency Notice (November 17, 2007). Even if the Proponent had copied GE on her December 14, 2007, correspondence with the Staff, by that time the Proponent's response would have exceeded the 14-day response time provided for in Rule 14a-8(f).

Accordingly, we believe that Staff reconsideration is warranted because the Proponent, in neglecting to respond to the Deficiency Notice, has failed to meet the procedural requirements of

---

[2] In contrast, in response to the Staff's Response, which indicated that the Proponent was required to revise the Proposal in order for the Proposal to avoid exclusion under Rule 14a-8(i)(2), the Proponent sent a revised version of the Proposal to this firm by both facsimile and overnight delivery, although in doing so the Proponent presented the revised proposal on this firm's letterhead. See Exhibit D.

Rule 14a-8(b) and Rule 14a-8(f). Rule 14a-8(b)(2) states that a proponent "must prove" his or her eligibility. In addition, Rule 14a-8(f) places the burden of providing documentary evidence of ownership in response to a company's deficiency notice on shareowner proponents. SLB 14, at Section G.4., states that "a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) *by a means that allows the shareholder to demonstrate when he or she responded to the notice*" (emphasis added).

The Deficiency Notice clearly stated the address and fax number to which the Proponent's response should have been sent. The Proponent did not respond to the Deficiency Notice, nor did the Proponent provide with its December 14, 2007, correspondence with the Staff, any proof of delivery of the Second Custodian's Letter to GE. Accordingly, we request that, unless the Proponent demonstrates that the Second Custodian's Letter was timely delivered to GE, the Staff concur that the Proposal may be excluded from the 2008 Proxy Materials because the Proponent failed to provide GE with satisfactory evidence of her eligibility to submit the Proposal within the 14-day period provided by Rule 14a-8(f).

As reflected in the *AMR Corp.* letter cited above, the proof of ownership originally submitted to GE was not satisfactory to prove the Proponent's eligibility under Rule 14a-8. The Staff has on numerous occasions taken no-action positions concerning a company's omission of a shareowner proposal based on a proponent's failure to provide satisfactory evidence of its eligibility within 14 days of receiving a deficiency notice from the company. *See, e.g., Verizon Communications Inc.* (avail. Jan. 15, 2008); *Boeing Co.* (avail. Jan. 9, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005). More specifically, the Staff consistently has granted no-action relief when a shareowner proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied" Rule 14a-8(b)'s ownership requirements. *See, e.g., AGL Resources Inc.* (avail. Jan. 11, 2008); *Ford Motor Co.* (Jan. 8, 2008); *Bank of America Corp.* (avail. Dec. 31, 2007); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *Int'l Paper Co.* (avail. Feb. 28, 2007); *Int'l Business Machines Corp.* (avail. Dec. 5, 2006).

Similarly here, the Proponent did not timely respond to GE's Deficiency Notice nor did the Proponent provide any proof of delivery attempts to submit the Second Custodian's Letter to GE. Moreover, even if the Proponent had copied GE on her December 14, 2007, correspondence with the Staff, the Proponent's response would have fallen outside of the 14-day window provided by Rule 14a-8(f). Despite the instructions provided in the Deficiency Notice, the Proponent failed to provide GE with satisfactory evidence of her eligibility to submit the proposal as required by Rule 14a-8(b) and Rule 14a-8(f)(1). Thus, we ask that the Staff reconsider its position in the Staff's Response and concur that GE may exclude the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its position set forth in the Staff's Response and concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/pah/jlk
Attachments

cc: David M. Stuart, General Electric Company
Theresa Kreilein

100375243_4.DOC

EXHIBIT A

P.O. Box 91956
Louisville, Ky 40291

RECEIVED
OCT 30 2007
B. B. DENNISTON III

I Therisa Kreilein or my representative Myron Kreilein

would like to present the attached shareholders proposal at the annual GE 2008 shareholders meeting. I intend to hold my GE stock beyond the day of the shareholders meeting. If you (GE) choose to correspond, please send any correspondence relating to this proposal to the P.O. box listed above by regular mail so as not to present an inconvenience to me during normal working hours (mail that must be signed during working hours is not possible for me with my current employment).

Thanks and best regards.

Therisa Kreilein

Therisa Kreilein

10/29/07

Whereas from 1892 to 2007, GE shares have appreciated on average nearly 7%. In the last decade however, GE experienced a temporary unsustainable surge in performance followed by a drastic performance decline "free fall". GE's valuation followed this performance cycle enabling key executives to earn huge profits from this performance swing, and then reposition themselves favorably after GE's performance free fall.

The temporary unsustainable performance surge included a 19% per share net earnings growth in 2000 or 27% improvement over the 15% in 1999. Dividend increases where 17% in 1999 and again in 2000. Some shareholders believed that GE could consistently double per share net earnings approximately every four years. Hundreds of key executives earned hundreds of millions of dollars, justified by GE's valuation. CEO compensation was compared to company valuation increases in GE proxy materials. Mr. Welch earned 125 million in one year in part to company valuation. Mr. Immelt sold 85,000 GE shares, many with a price of over $57 near the all time high price of around $60.

Following 2000 GE realizes ten billion in losses, more losses than the entire net income in 1998. The fantastic performance related to the temporary unsustainable earnings surge is criticized by Wall Street journalist Kathryn Kranhold. GE per share net earnings growth experiences a free fall and declines by 4% in 2005.

A comparison of the returns of the long term investor to that of Mr. Immelt highlights the opportunity to align management to that of the long term investor. The long term investor who purchases the GE shares that Mr. Immelt sold on Oct 17, 2000, for 57.75 would in seven years on Oct 16, 2007 at a share price of $41.00 experience a decline of 29%. Mr. Immelt however can take comfort in that when he sold his 40,000 shares at 57.75, he was able to buy them at 6.67 earning him a handsome 766%. After the company's performance freefall, Mr. Immelt buys at $34. The rise from $34 to $41 on Oct 16, 2007 earns him an additional 17% yielding a total handsome gain of 897%. In the book "The Warren Buffet Way" Warren is "quite content to hold securities indefinitely so long as the prospective return in equity capital of the underlying business is satisfactory, management is competent and honest, and the market does not overvalue the business". By removing the current opportunity to profit handsomely from extreme performance swings and the accompanying valuation swings, management can be more aligned to that of the long term investor, as the company has committed to return one half of the earnings to the shareholders in the form of dividends.

This proposal recommends the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn the dividends and bequeath their shares as they choose.

Please vote yes to this proposal.

JK 10/29/07

Edward Jones
17 North Side Of Public Square
Salem, IN 47167
(812) 883-4757

Randy Pepmeier
Investment Representative

Edward Jones

October 29, 2007

Edward D. Jones & Co. Custodian
FBO Therisa Kreilein

ATTN: Myron Kreilein

On 12/12/2003 Therisa Kreilein purchased 165 shares of General Electric Common Stock. These shares were held continuously and never sold since 12/12/2003.
Today her General Electric Common Stock is equal to 183.44089 shares which are being held in her IRA account at Edward Jones.

Please accept this letter as confirmation of her General Electric holdings as we have been requested by the account owner to furnish this information to you.

Randy Pepmeier

Randy Papmeier
Edward Jones Investments
P.O. Box 372
Salem, IN 47167
812-883-4757

EXHIBIT B

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2243
F+1 203 373 2523
david.m.stuart@ge.com

November 13, 2007

VIA EMAIL (myron@rplcorp.com) AND OVERNIGHT MAIL
Ms. Theriso Kreilein
Post Office Box 91956
Louisville, KY 40291

Re: Shareowner Proposal

Dear Ms. Kreilein:

I am writing on behalf of General Electric Company (the "Company"), which received on October 30, 2007, your shareowner proposal relating to stock ownership and holding requirements of our executives for consideration at the Company's 2008 Annual Meeting of Shareowners (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, it is not clear from the ownership verification submitted by Edward Jones Investments, dated October 29, 2007, whether the handwritten note indicating that you have continuously held at least $2,000 in market value, or 1%, of the Company's shares for at least one year as of the date the Proposal was submitted to the Company came from the person who signed the letter.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. For your information, I enclose a copy of Rule 14a-8.

I have sent a copy of this letter to your Post Office Box via overnight mail and to the representative appointed in the Proposal's cover letter, Myron Kreilein, via his email address. If you have any questions with respect to the foregoing, please contact me at (203) 373-2243.

Sincerely yours,

David M. Stuart

DMS/jlk
Enclosure

100337152_1.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MS. THERISA KREILEIN
P.O. BOX 91956
LOUISVILLE, KY 40291

COMPLETE THIS SECTION ON DELIVERY

A. Signature 13 NOV 2007 PM 2 5 L
X ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 11-17-07

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0000 2255 9769

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

40291$0956 B007

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7002 0510 0000 2255 9769

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: MS Therisa Kreilein
Street, Apt. No.; or PO Box No.: PO BOX 91956
City, State, ZIP+4: Louisville, KY 40291

PS Form 3800, January 2001 See Reverse for Instructions

EXHIBIT D

The UPS Store #2799
6407 Bardstown Road
Louisville, KY 40291
502.231.0952 Tel
502.231.0968 Fax

Fax Cover

The UPS Store

To: Ronald O. Mueller

Fax #: 1-202-530-9569

Date: 1-17-2008

# of Pages (including cover sheet): 2

From: Myron Kreilein

Phone #:

Subject: GE Proposal (Kreilein)

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com
fax 202-530-9569

I Therisa Kreilein or my representative Myron Kreilein would like to cure the below proposal according the response received by the Securities and Exchange Commission postmarked Jan 11, 2008, and received Jan 16, 2008.

Please replace the proposal:

"This proposal recommends the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn the dividends and bequeath their shares as they chose."

With the proposal below containing the cure recommended by the Securities and Exchange Commission.

The proposal recommends that GE improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options, currently unexercised, for the life of the executive.

All remaining supporting statements are to remain intact.

Thanks and best regards

Therisa Kreilein

Therisa Kreilein

Therisa Kreilein
P.O. Box 91956
Louisville, Ky 40291

Ronald O. Mueller

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

to

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com
fax 202-530-9569

I Therisa Kreilein or my representative Myron Kreilein would like to cure the below proposal according the response received by the Securities and Exchange Commission postmarked Jan 11, 2008, and received Jan 16, 2008.

Please replace the proposal:

"This proposal recommends the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn the dividends and bequeath their shares as they chose."

With the proposal below containing the cure recommended by the Securities and Exchange Commission.

The proposal recommends that GE improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options, currently unexercised, for the life of the executive.

All remaining supporting statements are to remain intact.

Thanks and best regards

Therisa Kreilein

Therisa Kreilein

THE UPS STORE #2799
(502) 231-0952
6407 BARDSTOWN RD
LOUISVILLE KY 40291

LTR 1 OF 1
SHP WT: LTR
DATE: 17 JAN 2008

SHIP TO: RONALD O MUELLER
(202) 955-8500
GIBSON,DUNN&CRUTCHERLIP
LBBY
1050 CONNECTICUT AVE NW
WASHINGTON DC 20036-5311

MD 201 9-76

UPS NEXT DAY AIR 1

TRACKING #: 1Z E22 A47 24 7553 7814

BILLING: P/P
SIGNATURE REQUIRED

8.00 E2242 72.5A 10/2007

P:8
814-FL3
1ZE22A472475553
S:BLUE
I:8
GIBSON DUNN&CRUTCHERLIP
LBBY
1050 CONNECTICUT AVE NW
WASHINGTON DC 20036-5311

Window Envelope

Use this envelope with shipping documents printed from a laser or inkjet printer on plain paper.

Insert shipping documents under window from the top.

Do not use this envelope for:
UPS Ground
UPS Standard

UPS Worldwide Express
UPS 2nd Day Air®

...0-742-5877) or visit UPS.com®

...e is no weight limit for envelopes containing ...s, and electronic media. When a UPS Next Day ...ss Envelopes containing items other than those ... corresponding rates for the applicable weight.

..., the UPS Express Envelope may be used only for ...ial value. There is no limit on the weight...

...ay Air services to send letters weighing over 1 ...d Day Air services, UPS Express Envelopes wei... ...r more are subject to the corresponding rates for the applicable we...

Do not send cash or cash equivalent.

International Shipping Notice — Carriage hereunder may be subject to the rules relating to liability and other terms and/or conditions established by the Convention for the Unification of Certain Rules Relating to International Carriage by Air (the "Warsaw Convention") and/or the Convention on the Contract for the International Carriage of Goods by Road (the "CMR Convention"). These commodities, technology or software were exported from the U.S. in accordance with the Export Administration Regulations. Diversion contrary to U.S. law prohibited.

YAHOO! MAIL Classic

RECEIVED Print - Close Window
2008 FEB -5 PM 5:04
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Date: Tue, 5 Feb 2008 12:07:27 -0800 (PST)

From: "Myron Kreilein" <myron_kreilein@yahoo.com>

Subject: appeal response

To: myron@rplcorp.com

Fax # 202-551-3284

Dear Mr. Will Heins

This fax is a basic response to GE's appeal to the Kreilein proposal. A substantial amount of text in the appeal is dedicated to a claim that of the two brokers statements submitted, GE never received the second completely typewritten statement.

The completely typewritten brokers statement is identical to the brokers statement GE acknowledged receiving only completely typewritten. It was postmarked before the date required by GE's letter and sent to Mr. David Stuart at GE. This letter was never returned and was in all likelihood received by someone at GE.

The existence of this second brokers statement with a date well within the guidelines of GE's letter indicates a brokers statement was produced to respond to GE's letter.

Please uphold your decision to present the proposal.

Thanks and best regards

Therisa Kreilein

Therisa Kreilein

Feb-05-2008

CC David Stuart (at GE) 203-373-2523

Edward Jones
17 North Side Of Public Square
Salem, IN 47167
(812) 883-4757

Randy Pepmeier
Investment Representative

Edward Jones

Mr. Heins
Please include with yesterdays fax for Consideration. (Kreilein proposal) Feb-06-2008

November 12, 2007

Fax 1-202-772-9201

Edward D. Jones & Co. Custodian
FBO Therisa Kreilein

ATTN: Myron Kreilein

On 12/12/2003 Therisa Kreilein purchased 165 shares of General Electric Common Stock. These shares were held continuously and never sold since 12/12/2003.

Today her General Electric Common Stock is equal to 183.44089 shares which are being held in her IRA account at Edward Jones.

Please accept this letter as confirmation of her General Electric holdings as we have been requested by the account owner to furnish this information to you.

Randy Pepmeier

Randy Pepmeier
Edward Jones Investments
P.O. Box 372
Salem, IN 47167
812-883-4757

CC David Stuart (at GE) 203-373-2523

END